EXHIBIT 99.1

 Magal's PipeGuard™ Scores a Perfect Rating in Product Trial by Pemex

Press Release
Source: Magal Security Systems Ltd
On Wednesday July 13, 2011, 7:04 am EDT

YAHUD, Israel, July 13, 2011 /PRNewswire/ -- Magal S3 (NASDAQ GM: MAGS; TASE: MAGS), has received official notification from Pemex, the Mexican state-owned petroleum company, that PipeGuard™, Magal's sub-terrain intrusion detection sensor used for underground asset protection, has successfully detected 12 excavations out of 12 attempts with no false alarms, in a recently completed trial.

The trial involved actual excavation operations near a buried pipe and conducted manually using shovels or picks.  Every excavation attempt was detected early enough by the system, which clearly distinguished nuisance alarms from real events.  Zero false alarms were recorded.

Pemex's major concern is the theft of oil by clandestine jacks along its pipelines, a threat which has grown to become a national security issue. Pemex conducted trials of several technologies to solve this issue, including the PipeGuard[TM] trial.

Magal completed the installation within 3 days, including setting up the management system, based 120 kilometers away.  The trial began in March 2011 along a pipe segment of 1,300 meters, protected by 8 sensors which were communicating through standard cellular links to the remote command center.  The specific segment was selected due to its proximity to a busy highway and right next to an agriculture gravel road.

Yehonathan Ben Hamozeg, Senior VP or R&D and Projects of Magal S3, commented:"The PipeGuard™  system drew the attention of the customer due to its unique capability to proactively alert when excavations are just starting rather than after the pipe has been penetrated, to enable effective and early response.  We are proud to receive third-party validation of the outstanding performance of the system and hope to leverage the success into commercial projects."

Magal also announced that on March 22nd, 2011, it achieved a sponsored contract by a large US gas utility company, to enhance the capabilities of its PipeGuard™   system, following another successful trial.

About PipeGuard™

PipeGuard[TM] is a sophisticated, patent pending sub-surface intrusion detection system for underground asset protection. Based on state-of-the-art geophone technology, PipeGuard™  offers a unique solution for the protection of pipelines, communication lines, prisons and even bank vaults, to combat terrorism, theft, tunneling attempts and inadvertent third-party damage.  Multiple PipeGuard™  sensor units are typically interconnected through a wireless or cellular mesh network and alarms are communicated to a control center and displayed on a geospatial map.

About Magal S3:

Magal S3 is a leading international provider of security, safety, and site management solutions and products (NASDAQ:MAGS - News). Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries. Magal S3 offers a broad portfolio of unique products used to protect sensitive installations in some the world's most demanding locations and harshest climates.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:

Magal S3
Hagai Katz, SVP Marketing & BD
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Tel: +972(3)539-1444
Web: http://www.magal-s3.com

A-GMC, Press Relations
Aviva Haleva
E-mail: aviva@a-gmc.com
Tel: +972-77-200-4636